                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                           SECURITIES EXCHANGE ACT
                           OF 1934 AND RULE 13a-17
                             OR 15d-17 THEREUNDER

                              TELXON CORPORATION
              (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

                 3330 WEST MARKET STREET, AKRON, OHIO  44333
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

       ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE:  (216) 867-3700


                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

INDICATE ANY CHANGE (INCREASE OR DECREASE) OF FIVE PERCENT OR MORE IN THE NUMBER OF SHARES OUTSTANDING:

1.       TITLE OF SECURITY:  Common Stock, $ .01 par value

2.       NUMBER OF SHARES OUTSTANDING BEFORE THE CHANGE:  14,272,671

3.       NUMBER OF SHARES OUTSTANDING AFTER THE CHANGE:  15,201,649

4.       EFFECTIVE DATE OF CHANGE:  February 2, 1993

5.       METHOD OF CHANGE:

         SPECIFY METHOD (SUCH AS MERGER, ACQUISITION, EXCHANGE, DISTRIBUTION, STOCK SPLIT, REVERSE SPLIT, ACQUISITION OF STOCK FOR TREASURY, ETC.):
         Cumulative effect of employee stock option exercises, restricted stock awarded to an employee and stock issued in the acquisition of the remaining shares of a privately held company.

         GIVE BRIEF DESCRIPTION OF TRANSACTION:

         From time to time since the issuer's preceding Form 10-C filing, employees of the issuer have exercised stock options previously granted them by the issuer under its stockholder-approved stock option plans. During that period, the issuer also awarded shares to an employee under its stockholder-approved restricted stock plan. Through the negotiated acquisition of the privately held company's stock consummated on the effective date shown above, that company became a wholly owned direct subsidiary of the issuer; the issuance of the issuer's stock in the acquisition was an exempt transaction not involving a public offering. The issuance causing the five percent reporting threshold for this Form to be exceeded was the 720,000 shares issued in consummating the acquisition of the privately held company.



                        II.  CHANGE IN NAME OF ISSUER

                               (Not applicable)



                                                  TELXON CORPORATION



DATE: November 2, 1995                            By /s/Glenn S. Hansen
                                                        Glenn S. Hansen
                                                        Vice President, Legal
                                                           Administration and
                                                           Corporate Counsel

                              TELXON CORPORATION
                           3330 WEST MARKET STREET
                              AKRON, OHIO  44333
                          TELEPHONE: (216) 867-3700
                          TELECOPIER: (216) 873-2240

                               November 2, 1995


BY EDGAR TRANSMISSION
---------------------
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Form 10-C with Respect to Increase in Number of Outstanding Shares of Common Stock of Telxon Corporation

Gentlemen:

         Based upon informal telephonic advice from the Staff, Telxon Corporation hereby transmits the captioned Form 10-C for EDGAR filing pursuant to the Securities Act of 1933 and Regulation S-T to update, through the effective date recited on the Form, the Commission's records regarding the number of outstanding shares of Telxon's Common Stock, which class of securities is quoted on the Nasdaq National Market.

         Should there be any questions concerning this filing, please contact the undersigned.

         Thank you.

                               Very truly yours,

                               TELXON CORPORATION


                               /s/ Glenn S. Hansen
                               Glenn S. Hansen
                               Vice President, Legal Administration
                                  and Corporate Counsel

GSH:mlr
Attachment
cc:      Robert A. Goodman, Esq.
         John F. Ballard, Esq.